UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-K

ANNUAL REPORT PURSUANT TO REGULATION A

For the fiscal year ended December 31, 2022

Commission File No.

Robot Cache US Inc.

(Exact name of issuer as specified in its charter)

Delaware	82-5320942
(State or other jurisdiction	(I.R.S. Employer
of incorporation or organization)	Identification No.)

4330 La Jolla Village Drive, Suite 200

San Diego, CA 92122

(Full mailing address of principal executive offices)

+1.858.252.4001

(Issuer’s telephone number, including area code)

Units, each of which consisted of (i) equity (two shares of common stock) and (ii) a warrant to purchase a single share of common stock for $1.00

(Title of each class of securities issued pursuant to Regulation A)

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This report on Form 1-K (this “Report”) may contain forward-looking statements, as that term is defined under the federal securities laws. Forward-looking statements include, among others, statements about our business plan, strategy and industry. These statements are often, but not always, made through the use of words or phrases such as “may,” “will,” “anticipate,” “estimate,” “plan,” “project,” “continuing,” “ongoing,” “expect,” “believe,” “intend,” “predict,” “potential,” “opportunity,” and similar words or phrases or the negatives of these words or phrases.

These forward-looking statements are based on our current assumptions, expectations, and beliefs and are subject to substantial risks, estimates, assumptions, uncertainties, and changes in circumstances that may cause our actual results, performance, or achievements to differ materially from those expressed or implied in any forward-looking statement, including, among others, the profitability of the business. These statements reflect management’s current views with respect to future events and are subject to risks and uncertainties that could cause the Company’s actual results to differ materially from those contained in the forward-looking statements. Because the risks, estimates, assumptions and uncertainties referred to above could cause actual results or outcomes to differ materially from those expressed in any forward-looking statements, you should not place undue reliance on any forward-looking statements. Also, forward-looking statements represent our management’s beliefs and assumptions only as of the date of this Report. You should read this Report completely and with the understanding that our actual future results may be significantly different from our expectations. The cautionary statements set forth in this Report identify important factors which you should consider in evaluating our forward-looking statements. These factors include, without limitation:

Any forward-looking statement speaks only as of the date of this Report, and, except as required by law, we assume no obligation and do not intend to update any forward-looking statement to reflect events or circumstances occurring after the date hereof.

ITEM 1. Business

Introduction

Robot Cache US Inc. is a Delaware corporation formed on January 16, 2018. The business was originally operated through Robot Cache S.L., a Spanish limited liability company (“Robot Cache S.L.”), which is now Robot Cache US Inc.’s wholly owned subsidiary. Unless otherwise indicated or the context requires otherwise, the words “we,” “us,” “our,” the “Company” or “our Company” refer to Robot Cache US Inc. and Robot Cache S.L. as a business unit. The Company has developed software to create a personal computer (“PC”) video game distribution platform that permits the distribution of digital PC video game licenses from PC video game publishers (“Publishers”) to persons who play PC video games on the Robot Cache Platform (as defined below, and such persons, “gamers” or “Users”), as well as sales of those licenses from one User to another. The software platform on its e-commerce website offers an “ecosystem” in which visitors may, among other things, purchase PC video game licenses (the “Robot Cache Platform”), play PC video games with friends, and earn Company store credit (in the form of the Company’s digital “in-game” currency, known as “IRON”) by using their computers to validate blockchain transactions. The Company aims to generate revenues through advertising revenue, through commissions received on games purchased within the Robot Cache Platform, and through retaining a portion of the revenue generated by its Users who validate blockchain transactions on NiceHash. The Robot Cache Platform development has been completed and, as of April 6, 2023, has 82,683 current Users, having been launched in smaller markets in Brazil, Latin America, Australia, and New Zealand to test various performance metrics.

On September 30, 2022, the Securities and Exchange Commission (the “SEC” or “Commission”) qualified the Company’s Regulation A Offering Statement on Form 1-A (Commission File No. 024-11954, available at https://www.sec.gov/Archives/edgar/data/1832460/000149315222027180/0001493152-22-027180-index.htm), the “Form 1-A”). The Company has filed several post-qualification amendments to the Form 1-A, and the most recent amendment (available at https://www.sec.gov/Archives/edgar/data/1832460/000149315223012591/0001493152-23-012591-index.htm) is undergoing SEC review. The Company anticipates commencing the offer and sale (the “2023 Offering”) of up to 25,000,000 shares of its Common Stock (each, a “Share”), promptly after requalification of the Form 1-A, as amended by the post-qualification amendments. In addition to, and in conjunction with, the 25,000,000 Shares offered for sale to investors in the 2023 Offering, the Company is offering investors up to 2,500,000 Shares as bonus shares (“Bonus Shares”), in each case depending on, and determined on the basis of, a given investor’s investment level. No additional consideration will be received by the Company for its issuance of Bonus Shares, and it will absorb all costs of the Bonus Shares’ issuance.

The Robot Cache Platform?

The Robot Cache Platform is intended to serve as a PC video game ecosystem that works to the advantage of all of its participants, by enabling Users to purchase digital copies of video games and to list them for sale. Giving Users this ability represents, in the Company’s opinion, true disruption in a space that has not changed materially in over 15 years. Our economic model should be favorable to game makers, whose revenues under the Robot Cache Platform will, we believe, exceed their previous revenues under other current game publishing and distribution platforms. At the same time, the Robot Cache Platform gives Users the ability to benefit through game resales, gamification, and the option to use their PCs to earn IRON. Although it will be subject to change based on feedback from Publishers and Users and market conditions, the Robot Cache Platform, in our opinion, improves on existing PC video game ecosystems in the following ways:

●	Decreased Publisher Distribution Fees. As currently contemplated (and as explained in greater detail under “Sources of Revenue” below), Publishers will receive a blended royalty rate of at least 83% (and, with respect to games released at the same time as other platforms, a blended royalty rate of up to 91%, because of a 95% royalty rate for the first 90 days of the games’ distribution) of all distribution fees paid by Users (as reduced by certain deductions for third-party expenses and taxes) for the purchase of PC video game licenses, and the Company will receive 5% of such fees. We believe that this increased revenue for Publishers entices them to distribute more PC video game licenses through the Robot Cache Platform.

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●	Ability to “Sell” Games. Users will have the option to list their video games for sale (i.e., terminate their video game licenses) and, through what we refer to as “resales” to other Users (which will have been previously approved by all Publishers through a distribution agreement), effectively receive partial refunds of any such licenses they purchased through the Robot Cache Platform in exchange for giving up their licenses and removing the games from their libraries. We are not aware of any other PC video game ecosystem that permits the lawful transfer of PC video game licenses from one User to another.

●	Publisher Ecommerce Control, Discoverability and Merchandising. Both the Company and Publishers will have the ability to control several marketing and sales-related considerations, including (a) time periods during or after which Users may not sell the PC video game licenses and (b) special promotions, sales, limited time giveaways that, in each case, increase a particular game’s presence on the storefront and thereby the likelihood of selling more copies. Unlike some other “key sellers,” the Company obtains direct licenses and/or publishing agreements with all of its Publishers.

●	Publisher Participation in Game “Resales.” Publishers receive 70% of the amounts paid by Users (as reduced by certain deductions for third-party expenses and taxes) for the purchase of video game licenses that Users wish to “sell” (or terminate early), which is equivalent to the distribution fees Publishers currently receive in the primary existing PC video game ecosystem, and the Company will receive 5% of such fees. Publishers do not currently receive any fees for sales of PC video game licenses from one User to another because, historically, such sales have not been permitted. We believe that increased revenue for Publishers entices them to distribute more PC video game licenses on the Robot Cache Platform.

●	User Revenue. A User may be able to receive cash or ecosystem “store credit” on the sale of a PC video game (depending on how the User purchased the game). The store credit will have a value equivalent to 25% of the amount paid by the User to purchase the game license from a seller. This is revenue to the end User that we believe is not possible elsewhere today.

●	Expand Market for Digital Games. We believe that any person who currently purchases a video game from a retail store such as GameStop in order to be able to sell the game after completing play may be open to purchasing PC video game licenses on the Robot Cache Platform. The User will be able to purchase games using various methods, including credit cards, PayPal and other commercially accepted methods, as well as IRON store credit. If, after purchasing a videogame license, a User does not wish to keep the game after completing play, the User may “list” the game for sale and, if the game is sold, the User’s right to the game will terminate in exchange for a partial refund to the User’s account or the form of payment tendered by the User to purchase the game on the Robot Cache Platform, subject to any restrictions established by the Company and the Publisher.

●	Users Can “Opt In” to Earn Digital Currency to Purchase Games. The Company has an account at NiceHash and has integrated NiceHash’s application programming interface (“API”), which enables Users to “opt in” to use their PCs to connect to NiceHash’s mining marketplace to validate blockchain transactions. When Users validate these transactions, the Company’s NiceHash account is credited with bitcoin. Each User is then credited with an amount of IRON equivalent to the User’s pro rata portion, based on the amount of computational power the User contributed. IRON is the Company’s form of store credit and may be used only to purchase (or to apply to the purchase of) video games on the Robot Cache Platform. (IRON is not an ERC20 or other utility or security token, may not be withdrawn from or traded on the Robot Cache Platform and, unlike a “cryptocurrency,” is not tradable on cryptocurrency or other exchanges.)

●	Support for Blockchain Games. We believe that we have an opportunity to further build out the Robot Cache Platform by adding other types of games such as “free to play” and blockchain-based games. In light of the enormous capital being allocated to blockchain development video games and ecosystems, it is our belief that adding this additional functionality to the Robot Cache Platform and making these games available to our Users will further enhance the offerings of the Robot Cache Platform and generate new ways for us to monetize our User base.

●	Encryption. The PC video game industry experiences significant piracy, which has resulted in a substantial loss of revenue for Publishers. The Company believes that the encryption of PC video games by its proprietary blockchain-based digital rights management system (“DRM”) will decrease piracy and the loss of Publisher revenue.

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Initial Launch of the Robot Cache Platform

The Robot Cache Platform was completed in 2020 and began a limited launch in Brazil, Latin America, Australia, and New Zealand in July 2022. The Company expects to launch the Robot Cache Platform globally in the second quarter of 2023. To date, the Company has signed agreements with numerous Publishers around the world and currently has hundreds of titles under contract. The Company has also developed and released its “Publisher Portal,” which enables Publishers to establish accounts on the Robot Cache Platform and upload their company information, games, and other media assets using a “self-serve” website for consideration therein. Adding this functionality was critical to the Robot Cache Platform, as it enables the Company to scale globally by not requiring a large support staff to manage a large number of games.

By using the Robot Cache Platform:

●	Publishers can display information, art and other media assets to promote their PC video games; make available for purchase their PC video game licenses; add new PC video games to, and remove PC video games from, the Robot Cache Platform without the Company’s involvement; update any information displayed on the Robot Cache Platform with respect to their PC video games; access a suite of sales and marketing tools provided by the Company; control various other aspects with respect to their PC video games; and receive payment for the PC video games sold on the Robot Cache Platform.

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Users have the ability to view PC video games for sale, terminate their licenses early (i.e., “list their game for sale”) for a partial refund of their PC video game purchases (if allowed by the Publisher), and they may download PC video games purchased on the Robot Cache Platform.

Although the Company has been in operation for approximately only five years, its directors, officers and advisors have already leveraged their relationships in the video game industry to create an experience for Publishers and Users that we believe would be expected of a company with a longer operating history.

The Competitive Landscape

Currently, the largest platform for digital PC video games is Steam, which is operated by Valve. Steam was launched in September 2003 and has licenses for more than 46,000 digital PC video games available for sale on its platform as of 2022. Steam is believed to have generated approximately $10 billion in revenue in 2022 based on public data. In 2022, the last year for which information is publicly available, Steam had 120 million monthly active users/players.

The second-largest digital PC video game company is Epic Games Store, operated by Epic Games, Inc. Epic Games Store has attracted a large following of game players from the popular Epic game Fortnite. In addition, Epic Game Store’s giving away of free games enabled it to quickly grow its user base. As stated in Epic’s “2022 Year in Review,” revenue for Epic Games Store in 2022 was approximately $355 million with respect to third-party games, representing an 18% increase from 2021. Epic has stated that over 230 million PC users are now active on its system.

Sources of Revenue

The Company’s revenue sources consist of the following: (1) 5% of all video game sales made on the Robot Cache Platform (see the third following paragraph) and (2) 15% of the revenue generated from Robot Cache Platform Users who validate blockchain transactions, as described below. As the Company’s User base grows, the Company also intends to offer advertising for premium placement on its website as an additional revenue stream.

The Company has only recently launched in small territories in order to gauge its performance locally before launching on a more global basis. Therefore, at this time the Company can provide the percentage of revenue generated from its three sources of revenue only for the period from the beginning of July 2022 through the end of December 2022. For that period, the Company generated (1) 70% of its total revenue from video game sales made on the Robot Cache Platform and (2) 30% of its total revenue from User mining. None of the Company’s revenue was generated from Publisher advertising on the Company’s website.

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Revenue is split among the Company, Publishers, and Users as follows:

For new releases, the Publisher receives a royalty equal to 95% of the purchase price, and no games can be resold for a period of 90 days after purchase. The Company receives the remaining 5%. After 90 days, a User who wishes to relinquish his or her license to the game can choose to list it for sale, at which time it goes into a queue. The Robot Cache Platform then alternates between offering a new copy (95%) and a previously owned copy (if one is available). If the sold copy was previously owned by a User, the Publisher will receive 70% of the revenue, the User 25%, and the Company the remaining 5%. If one or more used copies are available, the Robot Cache Platform alternates supplying new copies and previously owned copies, until no more previously owned copies are available. This process may be repeated indefinitely. In addition, for certain Publishers, the Company may in the future enter into arrangements reflecting different economics.

We believe that the Robot Cache Platform is superior to Steam’s platform and Epic’s ecosystem because Users will be able to buy and sell PC video games licenses, as well as earn store credit to buy games by using their PCs to validate blockchain transactions. Currently, neither Steam nor Epic nor any other PC game distribution portal enables Users to sell (or terminate early) their PC video game licenses, which means that the games that they purchase must be kept indefinitely.

We believe that the Robot Cache Platform is superior to Steam’s and Epic’s ecosystem because Users will be able to buy and sell PC video games licenses, as well as earn store credit to buy games by using their PCs to validate blockchain transactions. Currently, neither Steam nor Epic nor any other PC game distribution portal enables Users to sell (or terminate early) their PC video game licenses, which means that the games that they purchase must be kept indefinitely.

Sources of Cash

Prior Token Offering and Conversion to Common Stock.

In 2018, Robot Cache S.L., a Spanish limited liability company which became a wholly owned subsidiary of the Company in June 2019, sold to 18 accredited investors Simple Agreements for Future Tokens (“SAFTs”) in an offering (the “Token Offering”) exempt from registration pursuant to Rule 506(b) under Regulation D of the Securities Act that resulted in gross proceeds of $11,770,877.66, consisting of $2,275,000 in cash; $6,495,877.66 in bitcoin (BTC) and ether (ETH); and $3,000,000 in restricted stock of THC Therapeutics Inc. (OTC: THCT) Starting in January 2019 and continuing to May 2020, the holders of a majority of the SAFT interests agreed to amend their SAFTs in order to receive our Common Stock instead of tokens. Because the SAFTs empowered the holders of that majority interest to take action on behalf of, and to bind, all of the SAFT holders, the SAFTs have all been converted into an aggregate amount of 16,778,821 shares of our Common Stock. The exchange of the SAFTs with the Common Stock was made pursuant to Section 3(a)(9) of the Securities Act.

Separately, the Company engaged a number of advisors for the Token Offering (the “Advisors”) and entered into agreements with them to grant them rights to receive Company tokens as compensation for their advisory services. The Company recently entered into exchange agreements with three such Advisors, each an “accredited investor” (as defined in Rule 501 under the Securities Act), whereby the Advisors exchanged their token-issuance rights for Shares. As part of such exchange agreements, the Company has already issued 465,122 Shares in the aggregate to these three Advisors. The Company anticipates issuing 710,118 more Shares to a few more Advisors at a later time. The Company has no specific timetable for negotiating, or entering into, any such exchange agreements with the remaining Advisors, but it anticipates that it would not execute any such agreements until at least six months after the termination of this Offering. All Shares issued to the Advisors in exchange for their token-issuance rights either have been or will be exempt from registration pursuant to Rule 506(b) of Regulation D under the Securities Act.

The Company has not issued any tokens and has no plans to do so.

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2021 Offering

In 2021, the Company raised approximately $26,923,883 in net proceeds from an offering of units pursuant to Regulation A (the “2021 Offering”), representing a combination of Shares and warrants to purchase Shares.

Proprietary Digital Rights Management Using the Blockchain

The Robot Cache Platform consists of a proprietary DRM methodology and software that utilizes the immutability of the blockchain to determine and enforce licenses and User rights. The DRM methodology and software enable us to accurately track and enforce a User’s rights with regard to playing, selling or otherwise controlling access to digital content. Smart contracts within the blockchain enable the Company to determine ownership of video game licensing rights with the Company’s input, into the blockchain, of User-identifying information and User ownership of licenses. Such smart contracts are verified each time a User initiates playing a video game or lists games for sale on the Robot Cache Platform. Such verification is necessary to determine whether the User has the licensing rights required for the User to proceed with game play or game sales activities. The blockchain’s ability to track “chain of ownership” also means that we can trace who had the rights to a particular copy of the game (e.g., a famous influencer) which we believe has significant potential as a collectible and scarcity business model.

Our DRM currently uses the Ethereum blockchain but can switch to any public or private blockchain. If a particular blockchain that we use is not available in the future, we would make the appropriate database entries in an internal database. The Company is not going to develop its own blockchain. Please be advised that our DRM is used only for validating User game licenses and bears no relationship to User validation of blockchain transactions (“mining”), IRON payments, or the Company’s partnership with NiceHash.

On June 28, 2021, the Company entered into a memorandum of understanding with the blockchain company CasperLabs Holdings AG (“CasperLabs”), and the Company is presently in its final testing phase of transitioning its blockchain-based DRM from “proof of work” to a blockchain model based on “proof of stake” (the “Transition”). The Company expects to complete the Transition in the second quarter of 2023.

The Company believes a proof-of-stake blockchain model will be economically more favorable than a proof-of-work blockchain model. As mentioned above, the DRM utilizes blockchain technology. Each time a User attempts to initiate game play or to list a game for sale on the Robot Cache Platform, the User’s identifying data and license ownership is added to the blockchain and, in blockchain parlance, a “transaction” is initiated. This creates a block on the blockchain, which is sent to every participant in the applicable network for validation. Miners in the network are incentivized to validate the particular transaction (or “mine”) through the network’s reward for their mining, typically in cryptocurrency. Once the transaction is validated, the block representing the transaction is added to the existing blockchain and the User can proceed with game play or game sales. Different networks employ different consensus mechanisms (e.g., proof of stake, proof of work) for mining, and such consensus mechanisms enable users of computers in a network to agree on the validity of a transaction. With the proof-of-work model, the first miners to validate transactions correctly are awarded with a predetermined amount of cryptocurrency, at the exclusion of the other miners. The proof-of-work model requires significant computer processing power, because the fastest computers (i.e., those utilizing the greatest amount of processing power) are likely to first validate transactions and generate cryptocurrency rewards for miners. On the other hand, CasperLabs’ proof-of-stake consensus mechanism involves miners “staking,” or contributing, their own cryptocurrency for the opportunity to validate transactions. The CasperLabs network then rewards the most invested miners, those who staked the greatest amount of cryptocurrency for the longest amount of time in the network.

The Company believes that the Transition will result in the use of substantially less processing power and resources, which the Company believes will be significantly better for the environment. On May 4, 2021, CasperLabs published an article in which it claimed its model is up to 1,360 times more energy-efficient than the blockchain models used by other networks. Mining within the CasperLabs network, which enables game license verification in our DRM, bears no relationship to the Company’s partnership with NiceHash or User mining on NiceHash. Additionally, the Transition will not be affected by, and it bears no relationship to, the Company’s partnership with NiceHash.

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Mining – Earning IRON

As stated earlier, Users can “opt in” to use their PCs (when they are not playing video games) to validate blockchain transactions in the NiceHash marketplace. NiceHash is the sole provider of mining technology to Users. The Company has an account at NiceHash and has integrated NiceHash’s API to enable Users to access NiceHash’s mining marketplace. For performing blockchain validation activities in the NiceHash marketplace, Users will receive IRON, which may be used only to purchase (or to apply to the purchase of) video games on the Robot Cache Platform. IRON has a fixed value of $0.01 USD (adjusted daily relative to each country’s exchange rate), and as stated earlier, it is not an ERC20 token or other utility or security token. IRON cannot be withdrawn from or traded on the Robot Cache Platform and, unlike a “cryptocurrency,” is not tradable on cryptocurrency or other exchanges. Users who “opt in” to perform such validation activities become part of the Company’s pool to validate transactions for third-party digital assets.

All validation activities occur through the mining marketplace NiceHash. The Robot Cache Platform does no more than direct Users to the NiceHash marketplace. NiceHash’s technology connects Users to the most profitable blockchain for mining, depending on the Users’ computer hardware (e.g., Ethereum, Monero, Research Lab, etc.). Before Ethereum’s transition from a “proof of work” to a “proof of stake” model in September 2022, the majority of Users validated transactions on the Ethereum blockchain. After Ethereum’s transition, this is no longer the case, and Users have been validating transactions on a variety of blockchains. Such blockchains are Ethereum, Monero Research Lab, and Ravencoin. User mining on the NiceHash platform is limited to proof-of-work mining.

Once a successful (validated) solution has been found on a blockchain, the Company’s NiceHash wallet is credited with bitcoin, minus NiceHash’s service fee1 (the resulting amount, the “Net Amount,” and the service fee, the “Service Fee”). The Service Fee varies with User mining volume (higher User mining volume results in lower Service Fees, and vice versa). The Company then credits the validating Users, in IRON, with the equivalent of 85% of the Net Amount, and this crediting process takes place every minute. The amount of IRON Users receive already reflect the Service Fees which NiceHash deducted from the Company’s NiceHash account (lower Service Fees resulting in more IRON earned, and vice versa). The Service Fees associated with Users “opting in” are therefore borne by both the Company and the Users, as Service Fees are excluded from total payments to the Company and the Users (to the Company in the form of bitcoin and the Users in the form of IRON). The Robot Cache client application enables Users to track how much IRON they have earned by validating transactions on the NiceHash network, The Company retains 15% of the Net Amount, which it holds until the end of every calendar month. From time to time, on a case-by-case basis, the Company offers certain Users incentives or bonuses, called “Boosts.” Boosts reduce the percentage of bitcoin that the Company retains, resulting in Users earning two to three percent more IRON. At the end of every calendar month, the Company exchanges the bitcoin for fiat currency through its custodian, Coinbase, at prices publicly quoted on Coinbase. Thus, the price exposure to bitcoin for those Users who validate transactions varies on the basis of the value of the cryptocurrency at the time of the validation solution. If the value of the particular cryptocurrency of the blockchain in which the User validates transactions (e.g. Ravencoin for Ravencoin, Monero for Monero Research Lab, Ether for Ethereum, etc.) is higher at the time of the validation solution, Users are able to earn more IRON than they otherwise would at a time when the price of the cryptocurrency is lower due to such higher valued cryptocurrency resulting in bigger awards of bitcoin to the Company’s NiceHash account. The Company does not receive any cryptocurrency, other than bitcoin, from Users’ NiceHash mining activities.

The Company reserves the right, in its sole discretion, to modify how the Robot Cache Platform will operate in order to optimize its development, especially as market conditions change and evolve. The blockchain validation ecosystem is volatile, and the Company may pursue new partnerships outside of its partnership with NiceHash in keeping with changing market conditions. In the second quarter of 2023, we expect to roll out a University of California, Berkeley program named “BOINC,” which would enable Users to use their PCs to solve complex calculations for causes such as curing children’s cancer, folding proteins, addressing global warming, and searching for extra-terrestrial life. (This program would not involve NiceHash.) The Robot Cache client application enables Users to see the Company’s planned programs, such as BOINC.

The Company states in its Mining Policy, which is available in its entirety on the Robot Cache Platform, that it expressly disclaims any responsibility for electrical costs or computer damage resulting to the hardware or software components (including the data) of computers or related electronic equipment of Users who use them to earn IRON on the Robot Cache Platform.

1 NiceHash’s service fees range from 0.5% to 2% of the total bitcoin that can be awarded on the basis of mining activity, pursuant to NiceHash’s terms of service agreement with the Company.

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The Company currently has no plans to create, issue, or use any tokens or other digital assets, except as described herein. The Company has no plans to trade cryptocurrency on any unregulated secondary market (or anywhere at all other than Coinbase). The Company currently holds no Users’ crypto assets in trust and has not implemented any plans to do so. For further detail regarding the crypto assets that the Company owns, please refer to “Cryptocurrency and Stock Assets” in Note 2 of the Notes to Financial Statements for the fiscal year ending December 31, 2022 (the “2022 Fiscal Year”) and the fiscal year ending December 31, 2021 (the “2021 Fiscal Year”).

If the Company were to expand its cryptocurrency-related operations and begin to trade, distribute, purchase, hold, sell, or otherwise transact in cryptocurrencies other than bitcoin2 and CASPER Blockchain Network’s native cryptocurrency (“CSPR”),3 the Company would establish policies and procedures to analyze whether any cryptocurrency that it seeks to transact in could be deemed to be a “security” under applicable laws. Any such policies and procedures would represent our risk-based judgments and would not constitute a legal determination binding on regulators or the courts.

The Company’s Team

As of the date of this Report, the Company employs 19 full-time employees in San Diego, California, and four contractors in the United States, France and Spain. The Company expects to hire a few more individuals throughout 2023, depending on the Robot Cache Platform’s games processing and quality assurance needs as well as market factors, but in any event the Company does not expect to have more than 22 full-time employees in 2023. The Company’s directors, officers and key employees have over 100 years of combined experience in the video game industry. see Item 3 below (“Directors and Officers”).

Legal Proceedings

From time to time, the Company may be involved in legal proceedings or may be subject to other claims against it. The results of such legal proceedings and the resolution of such claims cannot be predicted with certainty; but in either case, they could have an adverse impact on the Company’s business or the development of the Robot Cache Platform because of defense and settlement costs, diversion of resources and other factors. The Company is not currently subject to any material claims against it, nor is it involved in any legal proceedings.

ITEM 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations

This section regarding “Management’s Discussion and Analysis of Financial Condition and Results of Operations” includes a number of forward-looking statements that reflect the Company management’s current views with respect to future events and financial performance. You can identify these statements by forward-looking words such as “may,” “will,” “expect,” “anticipate,” “believe,” “estimate” and “continue,” or similar words. Those statements include statements regarding the intent, belief or current expectations of the Company and members of its management team as well as the assumptions on which such statements are based. Prospective investors are cautioned that any such forward-looking statements are not guarantees of future performance and involve risk and uncertainties and that actual results may differ materially from those contemplated by such forward-looking statements.

Readers are urged to carefully review and consider the various disclosures made by the Company in this Report and in reports filed by the Company with the Commission. Important factors currently known to the Company could cause actual results to differ materially from those in forward-looking statements. The Company undertakes no obligation to update or revise forward-looking statements to reflect changed assumptions, the occurrence of unanticipated events, or any changes in the future operating results over time. The Company believes that its assumptions are based upon reasonable data derived from and known about its business and operations. No assurances are made that actual 4results of operations or the results of the Company’s future activities will not differ materially from its assumptions. Factors that could cause differences include, but are not limited to, expected market demand for the Company’s services, fluctuations in pricing for materials, and competition.

2 Public statements by senior officials at the SEC indicate that it does not intend to take the position that bitcoin or ether are securities (in their current form). Bitcoin and ether are the only crypto assets as to which senior officials at the SEC have publicly expressed such a view. However, such statements are not official policy statements by the SEC and reflect only the speakers’ views, which are not binding on the SEC or any other agency or court and cannot be generalized to any other digital asset.

3 The Company received an analysis from legal counsel experienced in crypto asset regulatory matters in support of the position that CSPR does not currently constitute a security under U.S. securities law. This analysis is not binding on regulators or the courts. The Company receives CSPR for validating transactions on the CASPER Blockchain Network. The Company does not trade or otherwise sell or distribute CSPR.

4 The Company itself does not provide the transaction validation (“mining”) technology to Users. The sole source of the mining technology is NiceHash.

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Unless otherwise indicated or the context requires otherwise, the words “we,” “us,” “our,” or the “Company” refer to Robot Cache US Inc. and its subsidiary.

The following information should be read in conjunction with our audited consolidated financial statements and accompanying notes, which are included in this Report. As noted above, the following discussion may contain forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements.

Included in Management’s Discussion and Analysis of Financial Condition and Results of Operations are, among others, the following sections:

●	Business Overview

●	Operating Results

●	Liquidity and Capital Resources

●	Critical Accounting Policies

●	Trends and Key Factors Affecting Our Performance

Business Overview

The Company operates the Robot Cache Platform, an online PC digital distribution platform with Users in over 160 countries. The Robot Cache Platform enables Users to purchase PC games as well as list them for sale (i.e., relinquish their licensed rights to the content), in exchange for cash back on their credit cards or for store credit in the form of the Company’s digital “in-game” currency, IRON. We serve mainly PC gamers, game developers and Publishers.

In addition, the Company has pioneered a new – and, in the Company’s opinion, exciting – concept dubbed “Proof of Gaming.” The Company has partnered with the platform NiceHash, by opening an account on NiceHash and integrating NiceHash’s API. The Robot Cache Platform directs Users to the NiceHash marketplace, and it is through NiceHash’s technology that Users can “opt in” to validate blockchain transactions in NiceHash’s mining pool.4 Proof of Gaming involves Users utilizing their PCs’ CPUs and graphics cards (GPU) to validate transactions on various blockchains via such “opt in.” Following User validation of such transactions, the Company’s NiceHash account is credited with bitcoin, 85% of which is awarded to Users in the equivalent amount of Company store credit, IRON. As of March 23, 2023, our beta Users have validated over 1.6 million hours of blockchain transactions. The Robot Cache client application has a real-time tracker that enables Users to see approximately how much IRON they have earned. This aspect of the Robot Cache Platform – enabling Users to earn store credit – has been well received and is, we believe, unique, as it provides an alternative way for Users in emerging markets to purchase video games that they would have not been able to obtain otherwise. The early traction and key performance indicators that we have received are encouraging and support our belief that Users want to be able to monetize their game libraries by selling titles that they no longer wish to retain.

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The Company has entered into a memorandum of understanding (“MOU”) with the blockchain company CasperLabs Holdings AG (“CasperLabs”) (previously filed as Exhibit 6.9 to the Company’s Form 1-K dated April 30, 2022). The MOU calls for the Company to migrate its current DRM / copy protection methodology to the CASPER Blockchain Network (SYM: CSPR-USD), thereby significantly reducing the consumption of power needed for the Company to validate blockchain transactions and to manage licensed rights granted or revoked with respect to a User’s digital game copy. The Company has already implemented its new DRM / copy protection using the CASPER Blockchain Network, and it is currently being tested on CasperLabs’ “Test-net” before being deployed to its “Main-net.” This migration will transition our DRM-based copy protection from a “Proof of Work” method to “Proof of Stake,” requiring significantly less power consumption, given that the CASPER Blockchain Network has only 100 “validators” versus more than 40,000 on the Ethereum blockchain. (The Company is one of the validators for the CASPER Blockchain Network and receives CSPR awards for serving as a validator.) The Company’s DRM is used solely for validating User licenses to games and bears no relation to User validation of transactions in the NiceHash marketplace. The Company’s DRM is used only to ensure that Users have the proper license to engage in such activities, and the Company’s transition to a “Proof of Stake” method bears no relation to NiceHash or User validation of transactions in the NiceHash marketplace.

The Company was built by video game industry veterans with over 100 years of combined video game development and publishing experience. It expects that the relationships developed over time will enable its employees to seed the Robot Cache Platform with the best titles across all video game genres. The Company is built to cater to all types of PC video game revenue models (e.g., premium sale, free to play, subscription, and advertising-based).

Our one subsidiary, Robot Cache S.L., which is wholly owned by the Company, is headquartered in Santa Cruz Se Tenerife, Spain. The Company is in the process of discontinuing all of this subsidiary’s operations and expects to be finished in 2023.

Although retail physical video game sales are declining year over year, digital sales are, in our view, strong. The Company has created an entirely new model for digital publishing platforms by enabling digital resale of PC video games on a secure distribution platform, powered by blockchain technology. This new model opens a fresh market for Publishers to create additional revenue streams outside of the initial PC video game sale or in-app purchases.

The Publisher feedback from our current partners and others has also been favorable. We have been able to secure the rights to hundreds of titles so far with little or no outlay of advances/guarantees. We believe that our ability to secure these rights is due primarily to the fact that our team has long-standing relationships from our many years in the game industry and that we offer a unique approach in paying out more in royalties, combined with a business model that rewards gamers who wish to be compensated for relinquishing the licenses to their games. However, as the marketplace changes, we anticipate that in some cases we will need to pay monetary advances for certain high-end so-called “AAA” games (meaning, generally, in the videogame industry, high-budget, high-profile games typically produced and distributed by large, well-known Publishers). In the event that we do pay Publishers such advances, we are in almost all cases permitted to fully recoup the advances before we are required to pay additional royalties. If we agree to a limitation on the time available to us to recoup any monetary advances paid, we would either need to (i) sell a sufficient number of games to recoup the advances or (ii) forfeit the remainder of any monetary advances paid. Therefore, although in some cases we may have prepaid royalties on our balance sheet, we expect to recoup them back in full. It is, in our opinion, a “win-win” scenario for both the Publisher and the User and opens up what we believe will be greater opportunities for increased sales for the gaming industry.

Other Media Forms

The technology developed by the Company applies, in addition to gaming, to other forms of media such as films, music, digital artwork and books. The Company has been approached by, for example, motion picture companies asking whether they could apply the same concept to their films, which could be bundled with or without associated games and “resold.” We have also been approached by book publishers that want to digitally watermark a small number of copies, creating “limited editions” and, by introducing “scarcity,” potentially increasing the value of such content. In our opinion, our business model and technology can be applied to many different forms of digital media and eventually will become the standard for verification and ownership provenance (i.e., tracking of previous owners via the blockchain) for buying and selling digital content globally.

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AMD Partnership

In 2019, Advanced Micro Devices (NASDAQ: AMD) (“AMD”) announced a partnership with the Company that, in our opinion, has been fruitful in that AMD has been promoting the Robot Cache Platform throughout our beta testing phase by sending emails and social media blasts to its users, thereby significantly increasing our User base. We expect similar positive results to continue from this partnership into 2023. The partnership has been of substantial value, as it represents a major global PC hardware manufacturer’s validation of the Company’s business model. We are also listed on AMD’s website at amd.com under its “Games” section.

China

In 2019, we entered into an agreement (since assigned to its Chinese affiliate Hainan Zero & Ones Network Technology Co., Ltd) with LedgerZ Holdings, one of our investors, to assist with launching the Robot Cache Platform in China. The Chinese market has well over 300 million video game users and represents a $15B+ annual revenue market opportunity for the Company. As of the date of this Report, we have not yet factored into our forecasts any revenue projections for Asia, as issues related to COVID-19 have impacted much of China’s economy and significantly reduced travel and commerce in the country. In the latter part of 2022, China appeared to be reducing COVID-19 restrictions, and we hope that any such reduction will positively impact the Company in 2023 and beyond. Our exclusive partner, Zero and One’s, is located in China, and will be seeking both free-to-play and blockchain-based Web3 games for release in China (and other countries if appropriate) on the Robot Cache Platform. Web3 games are growing in the Chinese and Asian markets and we intend to capitalize on this growing trend. Therefore, we have already implemented additional payment forms for the Chinese market (such as WeChat Pay and Alipay), and we will be adding other forms of digital currency and payment solutions (such as Amazon payments and Coinbase Commerce). Adding these forms of payment, which our competitors have shied away from but which are important to the future of digital global commerce, will, we believe, enable the global community to purchase games from the Robot Cache Platform.

Launch Expected Second Quarter of 2023

As of the date of this Report, the Robot Cache Platform is in open beta and is expected to launch globally in the second quarter of 2023. With our current (as of April 6, 2023) User base of approximately 82,683 beta testers, we have been able to collect valuable KPIs such as “Average Revenue Per Paying User” (ARPPU), “Average Revenue Per User” (ARPU), “Average Revenue Per Miner” (ARPM), and other industry recognized KPIs.

We believe that our plan to use the funds raised in the 2021 Offering to acquire additional content in the digital PC game distribution e-commerce space, as well as adding support for supporting blockchain based games and digital items represents a dependable method for promoting an ecosystem of growth.

Material Developments

The Company notes the following material developments during the period from January 1, 2022 through December 31, 2022:

The Company signed a licensing agreement with DACS Laboratories GmbH (“DACS”) to integrate DACS’s streaming technology into the Robot Cache Platform. This streaming technology will enable games to operate more quickly on the Robot Cache Platform. We believe that this relationship with DACS gives us an advantage over our competitors. It enables our Users to start the download process and play games within minutes of purchase, as opposed to experiencing a protracted waiting time for the completion of game download. For larger games, the download period can take several hours. None of our competitors currently offers this capability, and we believe gamers will find this functionality valuable.

In the first quarter of 2023, the Company entered into an agreement with Carlton One Engagement Corporation, a British Columbia corporation, d/b/a Global Reward Solutions ®, to integrate a feature in the Robot Cache Platform enabling Users to redeem their IRON for rewards or gift cards. A copy of the Master Services Agreement is filed with this Post-Qualification Amendment No. 4 as Exhibit 6.19. The Company believes that this feature may encourage its Users to utilize their IRON in more ways than just purchasing games and may potentially increase our User base by attracting new Users who are interested in using their computers to redeem IRON in different ways. The Company currently plans to implement this feature into the Robot Cache Platform sometime in 2023.

The Company has continually sought to enter into new digital distribution agreements with developers and publishers to add new content to the platform and will continue to do so going forward.

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Global Launch Expected in the Second Quarter of 2023

As of the date of this Report, the Robot Cache Platform has launched in smaller regions, particularly in Brazil, Latin America, Australia, and New Zealand, to gauge marketing effectiveness and optimize both messaging and KPIs. The Robot Cache Platform is in open beta and is expected to launch globally in the second quarter of 2023. We are currently in the final stages of including additional features and functionalities into the Robot Cache Platform on the basis of what we have learned from launching in these smaller regions. Once we have finished implementing these extra features and functionalities, we expect to launch globally in the second quarter of 2023. With our current (as of April 6, 2023) User base of approximately 82,683 User accounts, we have been able to collect valuable KPIs such as “Average Revenue Per Paying User” (ARPPU), “Average Revenue Per User” (ARPU), “Average Revenue Per Miner” (ARPM), and other industry recognized KPIs.

We believe that our plan to use the funds raised in the 2021 Offering to acquire additional content in the digital PC game distribution e-commerce space, as well as adding support for supporting blockchain based games and digital items, represents a dependable method for promoting an ecosystem of growth.

The Company plans to ramp up its marketing efforts and further refine and test various channels and partners in the United States, Europe and Asia to increase User acquisition and brand awareness in 2023 and beyond.

Sources of Revenue

The Company generates its revenues from several different sources, some of which are unique to the Robot Cache Platform. The first source is the percentage of sales revenues that we receive (5%) from the sale of games. The second source is that through the mining marketplace NiceHash, we enable our Users to utilize their PCs (when they are not playing video games) to solve blockchain transactions (“mining”). In exchange for their mining activities, the Company credits back to the Users 85% of the IRON equivalent of the bitcoin received by the Company through NiceHash for the mining activities and retains the remaining 15%. The bitcoin received by the Company from NiceHash is either converted to USD through Coinbase, the Company’s custodian, at the end of each calendar month, or held as an asset on the Company’s balance sheet. The User can use IRON to purchase games.

The Company also plans to roll out a University of California, Berkeley program named “BOINC” in the first half of 2023. This program would enable Users to use their PCs to solve complex calculations for causes such as curing children’s cancer, folding proteins, addressing global warming, and searching for extraterrestrial life. Initial reactions from our partners to this planned program have been positive. In the Company’s opinion, Users will also react positively to the BOINC program, as it enables Users to utilize their PCs for good causes while earning IRON in the process.

Lastly, the Company plans to offer advertising on the Robot Cache Platform, which is not currently offered by any of our competitors. Since we will be handling advertising through direct sale and Publisher relationships, we will be charging industry-standard video “CPM” rates (i.e., the cost an advertiser pays for 1,000 “ad impressions,” which are counted whenever an advertisement is displayed). The industry-standard video CPM rate, as of the date of this Report, ranges between $18.00 and $30.00. We expect that as our User base grows, so will the Company’s advertising revenues, which are at a very high margin of approximately 97%.

The sources of revenue described above enable us to reduce distribution costs significantly, thereby benefiting our publishing partners and generating sources of income apart from video game sales.

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Operating Results

The following table summarizes changes in selected operating indicators of the Company for the respective periods presented:

Year ended December 31, 2022 compared with year ended December 31, 2021

	Year ended December 31, 2022	Year ended December 31, 2021
Revenues (software)	$1,642	$2,989
Revenues (mining)	$1,477	$790,804
Total operating expenses (General and administrative and sales and marketing)	4,582,377	2,661,609
Interest income (expense), net	-	(61,946)
Income tax expense	-	-
Net Income (Loss)	$(5,007,740)	$(2,187,679)
Foreign currency translation, gain (loss)	(3,314)	(836)
Unrealized gain (loss) on stock investments, held-for-sale	(175,759)	(371,976)
Total Comprehensive Income (Loss)	(5,251,500)	(2,560,491)
Earnings per share, basic	$(0.04)	$(0.02)
Earnings per share, diluted	$(0.04)	$(0.02)

Revenues

For the 2022 Fiscal Year, the Company generated $1,642 in revenues from game sales on the Robot Cache Platform and $1,477 in in revenues from mining, compared to $2,989 in revenues from game sales on the Robot Cache Platform and $790,804 in revenues from mining in the 2021 Fiscal Year.

Revenues from gaming customers continued to be minimal in the 2022 Fiscal Year as a result of our ongoing open beta testing phase and limited test launch in Brazil, Latin America, Australia, and New Zealand (representing approximately ~6% of the PC purchased games market), the continual refinement of the technology of the Robot Cache Platform to address customer feedback and testing various marketing strategies to optimize the companies KPIs. In addition, we did not allow any new Users outside such regions to open accounts, as we measured our KPIs in Brazil, Latin America, Australia, and New Zealand only. The Company deployed no marketing efforts targeted at increasing revenue from customers in the United States and Europe, which together represent the vast majority (approximately 88%) of purchasers of PC games worldwide.

The Company’s revenue from mining decreased from the 2021 Fiscal Year to the 2022 Fiscal Year because of a modification of the Company’s partnership agreement with CasperLabs and a decline in the CSPR cryptocurrency market value. In September 2022, the Company modified its partnership agreement with CasperLabs concerning the Company’s role as a validator on the CASPER Blockchain Network, in return for the Company’s earning CSPR. Such modification reduced mining revenue to $1,477 worth of CSPR as node validating net revenue compared to 2021 revenue of $790,804. The reduction was due to a lower amount of CSPR the Company would receive pursuant to the modified partnership agreement, as well as a decline in the CSPR cryptocurrency market value from $0.114741 as of December 31, 2021 to $0.027605 as of December 31, 2022.

Interest and Income Tax Expenses

In part, the funds raised by the Company in the 2021 Offering were used to eliminate the Company’s debt, thereby eliminating all interest expenses in 2022. No income tax expenses are currently due, because the Company has tax losses, with an accumulated loss carryforward of $20,191,144.

Selling, general and administrative expenses

Selling, general and administrative expenses for the 2022 Fiscal Year totaled $4,582,377, representing an increase of $1,920,768 (or 72.2%), as compared to $2,661,609 during the 2021 Fiscal Year. Payroll expenses represent 58.9%, and outside contractor expenses represent 12.6%. of general and administrative expenses. The Company hired additional engineers and contractors to further develop the Robot Cache Platform as well as a head of marketing, community manager, store operations manager, and an account manager. In preparation for the global 2023 launch of the Robot Cache Platform, the Company invested $560,000 in marketing and sales efforts for User acquisition, content and marketing materials creation, brand advertising, industry conferences and free game entitlements. The remainder of the selling, general and administrative expenses were rent, supplies, internet and telecommunications, travel, etc.

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Asset impairment charges

Cryptocurrency is evaluated each year and reported at the lower of cost or market, including the CSPR cryptocurrency earned from validation activity. The drop in the CSPR cryptocurrency market value from $0.114741 as of December 31, 2021 to $0.027605 as of December 31, 2022 resulted in a recognized but unrealized loss of $240,423 on cryptocurrency for the 2022 Fiscal Year.

Other income and expenses

The Company used funds raised in the 2021 Offering to pay off its loans from Roxy Friday, LLC in full before the end of 2021, resulting in no debt for the 2022 Fiscal Year and no interest expense. See Item 5 below (“Interest of Management and Other in Certain Transactions”).

The Company capitalizes development costs and then amortizes these costs over three years. It amortized $407,347 of its developed platform accounts in both 2022 and 2021.

The Company was granted $159,625 of forgiveness for the loan it received from the federal government in 2021 under the 2020 Paycheck Protection Program (PPP).

The Company’s foreign currency loss was $3,314 in 2022 compared to $836 in 2021.

The Company’s valuation of cryptocurrency on December 31, 2022 resulted in a recognized but unrealized loss of $240,423, including CSPR cryptocurrency earned from being a blockchain validator for CasperLabs cryptocurrency whose market value as of December 31, 2021 was $0.114741 compared to $0.027605 as of December 31, 2022. None of the Company’s cryptocurrency was converted to United States dollars ($) during either the 2022 Fiscal Year or the 2021 Fiscal Year.

The remaining other expenses totaled $21,018 in the 2022 Fiscal Year, compared to $954 in the 2021 Fiscal Year.

Income taxes

Income taxes for the 2022 Fiscal Year and for the 2021 Fiscal Year were $0.

Net loss

For the 2022 Fiscal Year, the Company had a net loss of $5,007,740, compared with a net loss of $2,560,491 for the 2021 Fiscal Year. This increase in net loss is primarily due to the higher administrative costs in increased personnel, marketing, and technology costs.

Liquidity and Capital Resources

As of December 31, 2022, the Company had cash of $17,291,106. We reported a net loss of $5,007,740 during the 2022 Fiscal Year. The Company incurred a net loss of $2,560,491 during the 2021 Fiscal Year. The following table provides a summary of the Company’s net cash flows from its operating, investing, and financing activities.

Year ended December 31,	2022	2021
Net cash used in operating activities	$(6,919,438)	$(578,273)
Net cash provided by investing activities	(59,416)	(107,357)
Net cash provided by financing activities	3,917,330	21,036,674
Net increase (decrease) in cash	(3,061,524)	20,351,044
Cash, beginning of period	20,352,630	1,586
Cash, end of period	$17,291,106	$20,352,630

6 The CEO, Board Chairman, and sole owner of Roxy Friday is the Company’s co-founder and director, Frank Brian Fargo.

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Sources of Liquidity

The Company funded operations primarily through the 2021 Offering, which raised net proceeds of $22,430,174. The Company used part of the proceeds of the 2021 Offering to pay off the Company’s loans of $1,393,500, resulting in the $21,036,674 from “financing activities” in the 2021 Fiscal Year and an additional $3,917,330 final settlement from the 2021 Offering in the 2022 Fiscal Year, reflected in the chart above.7 In the opinion of management, the Company’s current cash position of $17,291,106 on December 31, 2022 will enable it to cover current operations for the next 36 months and beyond, depending on the success of the Company’s 2023 platform launch in the United States and Europe. The funds raised from the 2021 Offering, other than those applied to retire the loans from Roxy Friday, LLC in 2021, will be used primarily for marketing, user acquisition and the acquisition of additional content, in each case to accelerate the Company’s growth.

Prepaid Expenses

The Company prepays some publishers’ royalties to include their games in the Robot Cache Platform. These prepaid royalties were $303,128 on December 31, 2022 compared to $174,807 on December 31, 2021. After the Robot Cache Platform launch, the prepaid royalties will be offset with the portion of the proceeds of selling the publishers’ games. The Company may need to continue to offer prepaid royalties for the placement of publishers’ games on the Robot Cache Platform. We expect these prepaid royalties to increase in the upcoming months and then begin to decrease as the publishers’ games are sold on the Robot Cache Platform.

Other Current Assets

The Company’s other current assets totaled $1,142 in the 2022 Fiscal Year, compared to $535 for the 2021 Fiscal Year.

Net Cash Flow from Operating Activities

As noted above, cash used in operating activities was $6,919,438 for the 2022 Fiscal Year, compared to $578,273 for the 2021 Fiscal Year. Cash was consumed from the net loss of $5,519,168 for the 2022 Fiscal Year and $2,560,491 for the 2021 Fiscal Year.

Net Cash Flow from Investing Activities

Net use of cash from investing activities for the 2022 Fiscal Year was $59,416, the amount of the Company’s investment in development of the Robot Cache Platform. Net use of cash from investing activities for the 2021 Fiscal Year was $107,357.

Net Cash Flow from Financing Activities

Net cash provided by financing activities for the 2022 Fiscal Year was $3,917,330, representing the remainder of the proceeds of $22,430,174 from the 2021 Offering.

Operating and Capital Expenditure Requirements

Primarily as a consequence of the 2021 Offering, the Company began 2022 with $17,291,106 in cash and cash equivalents. After taking into account the net loss of $5,007,740 for the 2022 Fiscal Year, the Company nevertheless expects operations to be funded by that cash for at least 36 months and beyond, depending on the success of the Robot Cache Platform’s global launch in 2023.

Critical Accounting Policies

The preparation of financial statements in conformity with accounting principles generally accepted in the United States (GAAP) requires the Company to make estimates and assumptions about future events that affect the amounts reported in the financial statements and accompanying notes. Future events and their effects cannot be determined with absolute certainty, because the determination of estimates requires the exercise of judgment. Actual results inevitably will differ from those estimates, and such differences may be material to the financial statements. The most significant accounting estimates inherent in the preparation of our financial statements include long-term investments, the recoverability of long-lived assets, impairment analysis of intangible assets, and stock-based compensation.

7 The broker-dealer for the 2021 Offering did not transfer the net proceeds of the offering to the Company until 2022. In 2021, the proceeds were accounted for on an accrual basis, and their transfer to the Company is now reflected in the Company’s audited financials for the 2022 Fiscal Year now reflect the transfer of those proceeds to the Company.

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Statements of the Company’s financial position, results of operations and cash flows are affected by the accounting policies the Company has adopted. In order to get a full understanding of the Company’s financial statements, one must have a clear understanding of the accounting policies employed. A summary of the Company’s critical accounting policies follows:

Long Term Investments

The Company accounts for its long-term investments, consisting of equity investments, at fair value with changes in fair value recognized in net income.

Cryptocurrencies

Cryptocurrencies (including bitcoin (BTC) and Casper (CSPR)) are included in current assets in the accompanying consolidated balance sheets. Cryptocurrencies purchased are recorded at cost and cryptocurrencies awarded to the Company through its mining and validation activities are accounted for in connection with the Company’s revenue recognition policy disclosed below.

Cryptocurrencies held are accounted for as intangible assets with indefinite useful lives. An intangible asset with an indefinite useful life is not amortized but is instead assessed for impairment annually, or more frequently, when events or changes in circumstances occur, indicating that it is more likely than not that the indefinite-lived asset is impaired. An asset is impaired when its carrying amount exceeds its fair value, which, in the case of a cryptocurrency, is measured at any given time using the cryptocurrency’s quoted price at that time. In testing for impairment, the Company has the option to first perform a qualitative assessment to determine whether it is more likely than not that an impairment exists. If that determination is negative, a quantitative impairment test is not necessary and is not performed. If, however, the Company concludes otherwise, it is required to perform a quantitative impairment test. To the extent an impairment loss is recognized, the loss establishes the new cost basis of the asset. Subsequent reversal of impairment losses is not permitted.

In the accompanying consolidated statements of cash flows, purchases of cryptocurrencies by the Company are included within investing activities, while cryptocurrencies awarded to the Company through its mining validation activities are included within operating activities.

Realized gains or losses from the sale of cryptocurrencies are included in other income (expense) in the consolidated statements of operations. The Company accounts for its gains or losses in accordance with the first in first out (FIFO) method of accounting.

All cryptocurrencies owned by the Company are held by the Company’s custodian Coinbase. Since the Company no longer has plans to issue tokens or other digital assets, it does not anticipate holding cryptocurrency in the future, other than as a result of the mining pool activities described elsewhere.

Impairment of long-lived assets

The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to undiscounted future cash flows expected to be generated by the asset. If such assets are impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds their fair value.

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Recently issued and adopted accounting pronouncements

The Company continually assesses any new accounting pronouncements to determine their applicability to the Company’s financial statements. When it is determined that a new accounting pronouncement affects the Company’s financial reporting, the Company undertakes a review to determine the consequences of the change to its financial statements and believes that proper controls are in place to ascertain that the Company’s financial statements properly reflect any material changes.

Off-Balance Sheet Arrangements

The Company does not currently have and has never had any off-balance sheet arrangements.

Trends and Key Factors Affecting Our Performance

Investment in Long-Term Growth.

The core elements of the Company’s growth strategy include acquiring new customers, broadening distribution capabilities through strategic partnerships, extending customer lifetime value by continually delivering new games to our Users, and expanding our product offerings. The Company plans to continue to invest significant resources to accomplish these goals, and the Company anticipates that its operating expenses will continue to increase for the foreseeable future, particularly sales and marketing expenses. These investments are intended to contribute to long-term growth, but they may affect near-term profitability.

The Company’s future growth will continue to depend, in part, on attracting additional Users and increasing the ways in which we monetize them. The Company plans to increase its sales and marketing spending and seek to attract these Users. We expect to rely on User acquisition, strategic distribution partners, affinity networks and conference and speaking events for the Company’s growth.

Key Performance Indicators (“KPIs”)

With our current User base of approximately 82,683 registered accounts (as of April 6, 2023), we have been able to collect valuable KPIs such as “Average Revenue Per Paying User” (ARPPU), “Average Revenue Per User” (ARPU), “Average Revenue Per Miner” (ARPM), and other industry recognized KPIs. See below for our historical KPI data.

KPI	December 31, 2021		December 31, 2022
Cost per Acquisition	$0.50	(1)	$7.23	(2)
Average Revenue Per Paying User (ARPPU)	$15.03		$11.06	(3)
Average Revenue Per User (ARPU) (per month)	$1.07		$0.34	(4)
Average Revenue Per Miner (ARPM)	$3.06		$0.96	(5)

(1)	No material marketing activities directly related to acquiring Users in 2021. “Cost per Acquisition” (CPA) represents testing of free game giveaways.
(2)	We exited open beta and launched in Brazil, Latin America, Australia, and New Zealand in July 2022. Higher CPA resulted from prior free game giveaway agreements, because we originally anticipated a global launch, rather than a smaller, regional launch.
(3)	The decline was due to exiting open beta in July 2022 and preventing new Users, other than in those in Brazil, Latin America, Australia, and New Zealand, from creating accounts. We observed lower spending and mining revenues in these regions.
(4)	As noted above, the decline was due to exiting open beta in July 2022 and preventing new Users, other than those in Brazil, Latin America, Australia, and New Zealand, from creating accounts. We observed lower spending and mining revenues in these regions.
(5)	ARPM declined in 2022 because of several factors, including (a) the decline in the price of ETH when the Ethereum blockchain switched to “proof of stake” in September 2022 and (b) the fact that the CPUs and GPUs of many Users who mined lacked sufficient computational power.

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“Total Game Hours Played” for the period ending December 31, 2022 was 4,600.56 hours, compared to 3,318.93 hours for the period ending December 31, 2021, a 38.6% increase.

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Registered Users. As of April 6, 2023, we had 82,683 “Registered Users” (Users who have created free accounts on the Robot Cache Platform). Due to the gamification aspects built into the Robot Cache Platform, we expect our User base to grow organically as more people become aware of the platform’s unique features and its offerings through the Company’s marketing efforts. We currently project having approximately 4,000,000 Registered Users one year after the date of our global launch, expected to take place in the second quarter of 2023, 12,000,000 Registered Users one year after such launch, and 18,000,000 Registered Users two years after such launch. This projected growth is anticipated to be due primarily to our marketing efforts as well as working with our media and hardware partners to amplify our marketing efforts. In July 2022, we began launching in Brazil, Latin America, Australia, and New Zealand to evaluate our metrics in smaller markets. The average conversion rate for first-time “new user visits” to new accounts created in and after July 2022 (the beginning of the launch) through December 31, 2022 was approximately 19.4%. For the 2022 Fiscal Year, our average conversion rate was approximately 10.3% We believe this conversion rate is strong. In our modeling of future growth, we have assumed a User conversion rate of 10%.

Because of previous agreements for large one-time fees in the form of “free game giveaways” that had to be fulfilled before the end of 2022, our average cost for acquiring a single new User increased from $0.50 on June 30, 2022 (prior to our launch in Brazil, Latin America, Australia, and New Zealand) to $14.46 as of December 31, 2022. Going forward, we intend to pay for games on a “per copy” basis, which should cost us on average $0.50 to $1.00 to acquire a User, instead of paying large one-time fees that are not as economically efficient and “global entitlement” deals, which enable us to give away as many copies as we like for a one-time fee.

●

ARPPU and ARPU. With regard to revenues, our “Average Revenue Per Paying User” (ARPPU) in the period ending on December 31, 2022 is $11.06. Our “Average Revenue Per User” (ARPU) for the same period is $0.34 per month. We expect both averages (ARPPU and ARPU) to increase as we formally announce our global worldwide launch, with the accompanying press. For the first six months of 2022, the Company was still in open beta and did not spend any marketing efforts to acquire Users.

As of December 31, 2022, our ARPPU declined to $0.34, caused by the launch of our platform in Brazil, Latin America, Australia, and New Zealand (which represent approximately 6% of the global PC purchased games market). We exited open beta in July 2022 and prohibited new Users outside of these regions from creating accounts. In addition, partially because PC sales in those markets were less than expected, our ARPU declined. This decline in ARPU was also partially due to a decrease in the “revenue per miner,” because the PCs of many Users in those regions lacked the graphics processing unit (GPU) specifications necessary to earn a meaningful quantity of IRON from the Users’ mining activity. As a result, many Users used only their central processing units (CPUs), which earn Users much less IRON than a standard GPU. Consequently, Users decreased or stopped their mining activity because of the low earning power, thereby diluting ARPM (as defined below). As the PC sales market is primarily in the United States and Europe, we anticipate that the revenue numbers in those regions will be greater, because Users there have higher capacity GPUs and CPUs.

Another reason for the decline in our ARPU as of December 31, 2022 was the decline in Users validating transactions on the Ethereum blockchain via NiceHash. In September 2022, because Ethereum switched from a “proof of work” to a “proof of stake” model, Users began validating transactions on different blockchains. Validating transactions on other blockchains is not as profitable as validating transactions on Ethereum prior to the switch, and thus the bitcoin awarded to the Company decreased. Consequently, the Company’s ARPU also declined as the amount of bitcoin the Company retained from User mining activity decreased.

●

ARPM. We saw an “Average Revenue Per Miner” (ARPM) of $0.96 in the period ending on December 31, 2022. This is a decrease from the ARPM of $3.06 (over the period ending on December 31, 2021).

ARPM declined in 2022 because (a) our launch in Brazil, Latin America, Australia, and New Zealand was limited and did not permit Users in other countries to create accounts on the Robot Cache Platform, (b) transaction validation activity on the Ethereum blockchain declined when Ethereum switched to a “proof-of-stake” model in September 2022, and (c) the CPUs and GPUs of Users in Brazil, Latin America, Australia, and New Zealand had lower computational power than the CPUs and GPUs of Users in the United States and Europe regions(which represent the primary locations of the PC purchased games market). We believe our lower ARPM in Brazil, Latin America, Australia, and New Zealand (relative to our ARPM in the United States and Europe) is not indicative of what our ARPM will be once the Robot Cache Platform launches globally.

To our knowledge, no other company offers the Robot Cache Platform’s “opt in” feature. As of March 21, 2023, our beta Users have enabled their PCs to validate over 1.6 million hours of blockchain transactions.

17

Statistics on User accounts, paying Users, and miners for each quarterly period in the 2022 Fiscal Year are presented in the chart below.

Quarter	Number of User Accounts	Number of Paying Users	Number of Miners
End of March 31, 2022	50,898	84	1,053
End of June 30, 2022	51,040	510	6,784
End of September 30, 2022	70,726	-	-
End of December 31, 2022	77,189	1,482	7,396

As of December 31, 2022, we experienced an average conversion rate of 6.68% for new first-time visitors who create new accounts on the Robot Cache Platform. We expect this number to increase as we globally launch in the United States and Europe, which together represent approximately 88% of the PC purchased games market.

ITEM 3. Directors and Officers

Our directors, executive officers and other significant individuals, their positions and ages as of April 28, 2023, their terms of office, and their approximate hours of work per week are as follows:

Name	Position	Age	Term of Office	Approximate hours per week for part-time employees
Lee Jacobson	Chief Executive Officer and Director	57	Began Jan. 16, 2018	N/A
Mark Caldwell	Chief Technology Officer	59	Began Jan. 16, 2018	N/A
Philippe Erwin	General Counsel and Executive Vice President of Business Development	55	Began April 1, 2018	N/A
Frank Brian Fargo	Director	60	Began Jan. 16, 2018	N/A
Keven Baxter	Director	63	Began Jan. 16, 2018	N/A

Executive Officers

Lee Jacobson, Chief Executive Officer. Lee is the Company’s Chief Executive Officer. He is an entertainment executive with over 25 years of experience in the video game industry and 16 years of experience managing digital distribution at some of the most well-known Publishers in the world. From 2017 to 2018, Lee was the Managing Director of Converge Direct, LLC, a digital advertising agency, where he managed all of the analytics and software development operations for its clients. Beginning in 2012, Lee was the Chief Executive Officer of Apmetrix Analytics Inc. until it liquidated its assets in 2019 in a Chapter 7 bankruptcy proceeding. From 2009 to 2012, Lee was a Senior Vice President, Licensing and Digital Publishing for Atari, where he was responsible for global licensing activities for all consumer products and interactive categories for the Atari brand and global publishing operations for the console and mobile business units. From 1998 to 2009, Lee was a Vice President, Business Development and Licensing, for Midway Games Inc., during which time he managed the worldwide licensing and business development functions. Prior to 1998, Lee was a Director of Business Development for Virgin Interactive Entertainment beginning in 1997. In December 2019, Lee formed, and became the Chief Executive Officer and a director of, a Delaware corporation named Digital World Acquisition Corp., which had the intention of serving as a special purpose acquisition company at some point after its formation. Lee resigned as CEO of Digital World Acquisition Corp. on May 21, 2021, and resigned as its director on November 28, 2022.

18

Mark Caldwell, Chief Technology Officer. Mark is the Company’s Chief Technology Officer. He is an entrepreneur and veteran in the video game industry with over 25 years of experience in the industry, who has created and won awards for games on platforms from the Apple II to the Xbox 360. From 2017 to 2018, Mark was the Chief Technology Officer of Converge Direct, LLC, where he managed all of its analytics, information technology and data management infrastructure. Beginning in 2012, Mark was the co-founder and Chief Technology Officer of Apmetrix Analytics Inc. until it liquidated its assets in 2019 in a Chapter 7 bankruptcy proceeding. Mark simultaneously was the Chief Technology Officer of Anametrix, Inc. from 2013 to 2014. From 2011 to 2013, Mark was the Co-founder and Chief Executive Officer of Plaor, a social games publisher that offered entertain and social experience for gamers. From 2010 to 2011, Mark was a Vice President, Engineering, at Playdom and Disney Interactive Media Group, during which time he was responsible for a broad range of technology services. From 2005 to 2009, Mark was a Director of PC Development and Executive Producer for Midway Games Inc., responsible for all processes, testing plans and online distribution models for PC development and distribution to optimize hardware of PC vendors and all PC franchises, including, among others, Lord of the Rings Online, Unreal Tournament 3, Rise & Fall and Stranglehold. Before joining Midway Games Inc., Mark was the founder, Chief Executive Officer and President of Rapid Eye Entertainment, Inc. from 2001 to 2005, where he developed, planned and organized all facets of the business, including strategy, creative, budgets, production, development and business management. From 1996 to 2001, Mark was a Vice President, Development, for The 3DO Company, and before that, the Co-founder and Senior Vice President of New World Computing, Inc. beginning in 1986. He is a recipient of the Top Tech Exec Awards, San Diego, for 2015 and 2016, honoring him for being an outstanding information technology executive who works in San Diego, as nominated by his peers and clients.

Philippe Erwin, General Counsel and Executive Vice President of Business Development. With a background in international and intellectual property law, Philippe has been working in the games industry for over 20 years in various roles, from corporate senior executive to entrepreneur. From 2014 to 2017, Philippe was founder and Chief Executive Officer of Relativity Studios, a media and games company developing highly successful and engaging interactive content for top brands such as Mattel and Crayola, generating over 20 million downloads for its partners on the App and Google Play stores. From 2011 to 2013, Philippe was co-founder and partner of QED Associates, an interactive entertainment consultancy working with top media companies, video game publishers, and filmmakers, including Warner Bros., Tencent, Atari, Wargaming, and Mad Max director George Miller, where he identified and secured over $50 million in investment and distribution deals for its partners. Prior to that, from 2007 to 2010, Philippe co-founded and was the CEO of independent video game developer, Collision Studios, where he managed the successful launch of over 20 titles across 10 different platforms (PC, Mac, Microsoft Xbox, Sony PlayStation, Nintendo Wii, and Apple/Google mobile), including the highly successful “300: March to Glory” video game which received a Sony’s Greatest Hits award. From 2002 to 2006, Philippe was Vice President of Interactive Entertainment at Warner Bros., where he was responsible for building and overseeing the studio’s video games publishing group, eventually resulting in $2B in sales from its key franchises such as Harry Potter, The Matrix, Batman, Justice League, Friends, and Cartoon Network. From 2000 to 2001 Philippe was Vice President of Business Affairs for the games group at Universal Studios (Bruce Lee, Spyro, Crash Bandicoot, etc.), where he handled a variety of legal matters including production and distribution deals, M&A, litigation, compliance issues and corporate matters. From 1996-1999, Philippe was Director of Business Development at Activision Blizzard, where he was responsible for the company’s ancillary business Shares, working with such franchises as Tony Hawk, Mechwarrior, Battlezone, and Activision classics. From 1992-1995, Philippe worked as an attorney at several large law firms in New York, Paris and Los Angeles, including Wilson Elser, Thomas & Associates and Loeb & Loeb, where he handled a variety of transactional and litigation work for Fortune 100 companies involving intellectual property, corporate, insurance, and international matters. Philippe is a member of the New York, Massachusetts, California, District of Columbia, Paris (France), London (UK) and U.S. Patent and Trademark Office (USPTO) bar associations.

19

Board of Directors

The board of directors of the Company (the “Board of Directors” or the “Board”) consists of the following two members in addition to Lee Jacobson:

Frank Brian Fargo is a co-founder of the Company and a member of the Board of Directors. He has over 30 years of experience in the software publishing industry. Brian founded inXile Entertainment, Inc. (“inXile”), a developer of entertainment software for all popular game video game systems, personal computers and wireless devices, in 2002 and helped inXile successfully fund the development of Wasteland 2 through a Kickstarter campaign that raised over $2.9 million. In 2019, Brian sold inXile to Microsoft Games Studios, though he continues to serve as inXile’s Studio Head. From 1983 to 2001, Brian was the founder and Chief Executive Officer of Interplay, a company that he took public in 1998.

Keven Baxter is a member of the Board of Directors. Keven has over 30 years of experience advising technology companies in licensing and transactional matters. From 2006 until his retirement from his legal practice in 2020, Keven was a Partner at Baxter Technology Law, Inc. where he specialized in technology and media licensing and business and commercial transactions. From 2003 to 2005, Keven was a Vice President, Legal, for Fair Isaac Corporation, which develops and markets scoring and analytic solutions to the financial, insurance, healthcare, telecommunications and other industries, where he managed the worldwide operational legal activity. From 1999 to 2002, Keven was the General Counsel and Vice President of Corporate Development for Buy.com, Inc. Keven was the General Counsel and Vice President of Corporate Affairs for Interplay Entertainment Corp. from 1995 to 1998. Prior to that time, Keven was a business and technology lawyer with the national law firm Brobeck, Phleger & Harrison. Mr. Baxter has been a licensed attorney in the State of California since 1988.

Recent Developments

As noted above, Lee Jacobson, Robot Cache’s CEO, was a nonmanagement director of Digital World Acquisition Corp. (“DWAC”) from May 21, 2021 until he voluntarily resigned on November 28, 2022. In public filings, DWAC disclosed that on June 13, 2022, DWAC and each member of its board of directors, including Mr. Jacobson, received a federal grand jury subpoena from the Southern District of New York seeking documents related to its business operations. DWAC and certain directors, including Mr. Jacobson, also received a related subpoena from the SEC on June 24, 2022. Mr. Jacobson is complying with the terms of the subpoenas. He has not been advised that he is a target of any governmental investigation.

Compensation of Directors and Executive Officers

The following table indicates the annual compensation of each of the three highest paid persons who were executive officers or directors during the 2022 Fiscal Year.

Name	Capacities in which compensation was received	Cash compensation (2022)		Other compensation (2022)	Total compensation (2022)
Lee Jacobson	Chief Executive Officer	$309,166.71		$0.00	$309,166.71
Mark Caldwell	Chief Technology Officer	$297,916.71		$0.00	$297,916.71
Philippe Erwin	General Counsel	$52,500	*	$0.00	$52,500

*Compensation was paid to UPO Inc., Mr. Erwin’s employer.

ITEM 4. Security Ownership of Management and Certain Securityholders

The following table sets forth the information concerning the number of outstanding shares of our Common Stock owned beneficially as of the date of this Report by (i) all Company executive officers and directors as a group, and (ii) any other securityholder who beneficially owns more than 10% of any class of our Common Stock. All shares shown in the table as beneficially owned are owned directly by the named beneficial owner(s). The Company has no other class of voting securities.

20

Unless otherwise indicated, the securityholders listed below possess sole voting and investment power with respect to the voting securities they own.

Name and address of beneficial owner	Amount of beneficial ownership	Amount of beneficial ownership acquirable	Percent of class(1)
Directors and executive officers as a group	69,032,347	0	35.67%
Frank Brian Fargo(2)	44,372,223	0	22.92%

(1)	These percentages are subject to change based on the amount of Common Stock issued in the 2023 Offering.
(2)	1735 Flight Way, Suite 400, Tustin, CA 92782

Changes in Control

There are no present arrangements or pledges of any of our securities, equity or debt, that may result in a change in our control.

Legal and Disciplinary History of Our Executive Officers and Directors

Lee Jacobson was previously the Chief Executive Officer and Mark Caldwell the Chief Technology Officer of Apmetrix, Inc., a Delaware corporation. Apmetrix, Inc. was an enterprise data management company that had a dispute with its licensor over the adequacy of the technology being licensed and the corresponding royalty payments, ultimately filing a bankruptcy petition that began on December 15, 2016 and terminated on December 13, 2019.

With the exception of the above disclosure, during the last five years, (i) no petition under the federal bankruptcy laws or any state insolvency law has been filed by or against any Company executive officer or director, or any person nominated to become a Company director, nor has any receiver, fiscal agent or similar officer been appointed by a court for (a) the business or property of such person, (b) any partnership in which he was general partner at or within two years before the time of such filing, or (c) any corporation or business association of which he was an executive officer at or within two years before the time of such filing and (ii) neither any Company executive officer or director, nor any person nominated to become a Company director: (a) has been convicted in a criminal proceeding or named as a defendant in a pending criminal proceeding (excluding, in each case, traffic violations and minor offenses); (b) has been the subject of an entry of an order, judgment, or decree, not subsequently reversed, suspended, or vacated, by a court of competent jurisdiction, that permanently enjoined, barred, suspended, or otherwise, his involvement in any type of business, securities, commodities, or banking activities; (c) the subject of a finding or judgment by a court of competent jurisdiction (in a civil action), the SEC, the Commodity Futures Trading Commission or a state securities regulator of a violation of U.S. federal or state securities or commodities trading laws, which finding or judgment has not been reversed, suspended or vacated; (d) the subject of an order by a self-regulatory organization that permanently or temporarily barred, suspended, or otherwise limit his/their involvement in any type of business or securities activities; or (e) a disqualified person under Rule 262, Rule 505(b)(2)(iii), and Rule 506(d)(2)(ii) under the Securities Act.

ITEM 5. Interest of Management and Other in Certain Transactions

Neither the Company nor its subsidiary Robot Cache S.L. has been, at any time after December 31, 2020, and neither of them is currently proposed to be, a participant in any transaction or currently proposed transaction in which (i) any RC Related Person, other than Frank Brian Fargo (see the following paragraph), had or is to have a direct or indirect material interest (other than their Company compensation, which is described under “Compensation of Directors and Executive Officers”) and (ii) the amount involved in the transaction exceeded or will exceed the lesser of (1) $120,000 and (2) one percent of the average of the Company’s total assets at year-end for the last two completed fiscal years. For purposes of the preceding sentence, an “RC Related Person” is (A) any director or executive officer of the Company, (B) any nominee for election as a director of the Company, (C) any person who beneficially owns more than 10% of any class of the Company’s voting securities, (D) any promoter of the Company or (E) any immediate family member of any person specified in clause (A), (B), (C) or (D).

Starting in 2019, Roxy Friday, LLC, an entity whose CEO, board chairman, and controlling ownership interest holder is the Company’s co-founder and director, Frank Brian Fargo, made a series of loans to the Company, which paid them off in full – $1,549,400.00 in principal, together with $127,372.57 in interest – before the end of 2021. Mr. Fargo may be deemed to have held an indirect material interest in the loan transactions.

Any future transactions between either the Company or Robot Cache S.L., on the one hand, and an RC Related Person, on the other hand, will be entered into on terms that are commercially reasonable or otherwise no less favorable to the Company than those that can be obtained from any third party other than an RC Related Person.

ITEM 6. Other Information

There have been no material changes which would require disclosure pursuant to the requirements of Regulation A.

21

ITEM 7. Financial Statements

ROBOT CACHE US INC.

(a Delaware corporation)

Financial Statements and Audit Report

For the calendar years ended December 31, 2022 and 2021

F-1

INDEPENDENT AUDITOR’S REPORT

February 21, 2023

To:	Board of Directors, ROBOT CACHE US INC.
Attn: Lee Jacobson
Re:	2022-2021 Financial Statement Audit

We have audited the accompanying consolidated financial statements of ROBOT CACHE US INC. (a corporation organized in Delaware) (the “Company”), which comprise the balance sheets as of December 31, 2022 and 2021, and the related statements of operations, shareholder equity, and cash flows for the calendar year periods ended December 31, 2022 and 2021, and the related notes to the financial statements.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of the Company’s financial statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion.

An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations, shareholder equity and its cash flows for the calendar year periods ended December 31, 2022 and 2021 thus ended in accordance with accounting principles generally accepted in the United States of America.

Sincerely,

IndigoSpire CPA Group

IndigoSpire CPA Group, LLC

Aurora, Colorado

February 21, 2023

F-2

ROBOT CACHE US INC.

BALANCE SHEET

As of December 31, 2022 and 2021

See Independent Auditor’s Report and Notes to the Financial Statements

	2022	2021
ASSETS
Current Assets
Cash and cash equivalents	$17,291,106	$20,352,630
Deposits	0	7,552
Prepaid expenses	303,128	174,807
Other current assets	1,142	535
Total current assets	17,595,376	20,535,524

Cryptocurrency, net, available for sale	325,587	543,667
Investment in less-than-20%-owned entity	100,000	100,000
Capitalized platform development costs, net of amortization	163,082	511,013
Security deposit	34,610	0
Total Assets	18,218,654	21,690,204

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Accounts payable	45,905	134,978
Accrued expenses	0	2,129,780
Other current liabilities	177,682	96,205
Total Current Liabilities	223,587	2,360,962

Total Liabilities	223,587	2,360,962

SHAREHOLDERS’ EQUITY

Common Stock	193,556	193,091
Stock subscription receivable	0	(2,029,961)
Additional paid-in capital	39,698,826	37,811,922
Retained earnings	(21,897,315)	(16,645,810)
Total Shareholders’ Equity	17,995,067	19,329,242

Total Liabilities and Shareholders’ Equity	$18,218,654	$21,690,204

F-3

ROBOT CACHE US INC.

STATEMENT OF OPERATIONS

For Years Ended December 31, 2022 and 2021

See Independent Auditor’s Report and Notes to the Financial Statements

	2022	2021

Revenues – software	$1,642	$2,989

Revenues - mining	1,477	790,804
Cost of revenues – mining	1,258	9,241
Gross profit – mining	219	781,563

Operating expenses
General and administrative	3,501,328	2,300,984
Sales and marketing	1,081,049	360,625
Total operating expenses	4,582,377	2,661,609

Net Operating Income (Loss)	(4,580,516)	(1,877,057)

Interest income (expense), net	1,141	(61,946)
Amortization of platform costs	(407,347)	(407,347)
PPP loan forgiveness and other income	0	159,625
Other expenses	(21,018)	(954)

Tax provision (benefit)	0	0

Net Income (Loss)	$(5,007,740)	$(2,187,679)

Foreign currency translation gain (loss)	(3,314)	(836)
Unrealized gain (loss) on investments, available-for-sale	(240,451)	(371,976)

Total Comprehensive Income (Loss)	$(5,251,505)	$(2,560,491)

Earnings per share, basic	$(0.04)	$(0.02)
Earnings per share, diluted	$(0.04)	$(0.02)

F-4

ROBOT CACHE US INC.

STATEMENT OF SHAREHOLDER EQUITY/DEFICIT

For Years Ended December 31, 2022 and 2021

See Independent Auditor’s Report and Notes to the Financial Statements

	Common Stock		Stock Subscription	Additional Paid-In	Retained	Total Shareholder
	# of shares	$	Receivable	Capital	Earnings	Equity
Balance as of January 1, 2021	95,691,218	$95,691	$0	$11,754,099	$(14,085,319)	$(2,235,529)
Conversion of SAFTs to common shares and issuance of stock in securities offering, net of issuance costs	97,400,640	97,400	(2,029,961)	26,057,823		24,125,262
Net income (loss)					(2,560,491)	(2,560,491)
Balance as of December 31, 2021	193,091,860	$193,091	$(2,029,961)	$37,811,922	$(16,645,810)	$19,329,242
Capital raising, net of issuance costs			2,029,961	1,887,369		3,917,330
Shares issued to advisors	465,122	465		(465)		0
Net income (loss)					(5,251,575)	(5,251,575)
Balance as of December 31, 2022	193,556,982	$193,556	$0	$39,698,826	$(21,897,315)	$17,995,067

F-5

ROBOT CACHE US INC.

STATEMENT OF CASH FLOWS

For Year Ended December 31, 2022 and 2021

See Independent Auditor’s Report and Notes to the Financial Statements

	2022	2021
Operating Activities
Comprehensive Net Income (Loss)	$(5,251,575)	$(2,560,491)
Adjustments to reconcile net income (loss) to net cash provided by operations:
Unrealized (gain) loss on investments	218,152	371,976
Income received in non-cash form	0	(783,013)
Amortization of platform costs	407,347	407,347
Changes in operating asset and liabilities:
(Increase) Decrease in deposits	7,552	8,144
(Increase) Decrease in prepaid expenses	(128,321)	(59,984)
(Increase) Decrease in other current assets	(607)	(535)
(Increase) Decrease in deposits	(34,610)	0
Increase (Decrease) in accounts payable	(89,073)	5,260
Increase (Decrease) in accrued expenses	(2,129,780)	2,119,980
Increase (Decrease) in other current liabilities	81,477	(86,957)
Net cash used in operating activities	(6,919,438)	(578,273)

Investing Activities
Proceeds received from sale of cryptocurrency, net	0	0
Costs of platform development	(59,416)	(107,357)
Net change in cash used in investing activities	(59,416)	(107,357)

Financing Activities
Proceeds (repayment) from notes payable	0	(1,393,500)
Proceeds from issuance shares, collection of subscriptions, net of offering costs	3,917,330	22,430,174
Net change in cash from financing activities	3,917,330	21,036,674

Net change in cash and cash equivalents	(3,061,524)	20,351,044

Cash and cash equivalents at beginning of period	20,352,630	1,586
Cash and cash equivalents at end of period	$17,291,106	$20,352,630

Cash paid for interest	$0	$0
Cash paid for income taxes	$0	$0

F-6

ROBOT CACHE US INC.

NOTES TO FINANCIAL STATEMENTS

See Independent Auditor’s Report

For Years Ending December 31, 2022 and 2021

NOTE 1 – NATURE OF OPERATIONS

ROBOT CACHE US INC. (which may be referred to as the “Company”, “we,” “us,” or “our”) was incorporated in Delaware on January 16, 2018 (“Inception”). The Company is developing a platform for the development and distribution of digital games. The Company is headquartered in San Diego, California.

Since Inception, the Company has been in a development stage and has relied on securing loans and funding from founders and investors. As of December 31, 2021, the Company had completed a securities offering and funds its operations with the proceeds from such funding and the receipt of funds from revenue producing activities.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (“US GAAP”). In the opinion of management, all adjustments considered necessary for the fair presentation of the financial statements for the years presented have been included.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements and footnotes thereto. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Significant estimates inherent in the preparation of the accompanying financial statements include valuation of provision for refunds and chargebacks, equity transactions and contingencies.

Risks and Uncertainties

The Company’s business and operations are sensitive to general business and economic conditions in the United States and other countries that the Company operates in. A host of factors beyond the Company’s control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company’s financial condition and the results of its operations.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Cash and Cash Equivalents

The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company’s checking account. As of December 31, 2022 and 2021, the Company had $17,291,106 and $20,352,630 of cash on hand, respectively.

F-7

Fixed Assets

Property and equipment is recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income.

Depreciation is provided using the straight-line method, based on useful lives of the assets which range from three to seven years.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. As of December 31, 2021, the Company did not have any material fixed assets and there was no impairment or depreciation.

Capitalized Development Costs

Developed costs are capitalized at cost. Expenditures for renewals and improvements or continued development (including payroll) are capitalized. Once commercial feasibility is procured, the balance of capitalized development costs will be amortized over three years.

The Company reviews the carrying value of capitalized development costs for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. As of December 31, 2022 the Company had capitalized $1,385,122 of development costs. In 2022, the Company amortized $407,347 of those platform costs and has amortized a total of $1,222,040 in total.

Offering Costs

The Company complies with the requirements of ASC 340-10. The Offering Costs of the Company consist solely of legal and other fees incurred in connection with the capital raising efforts of the Company. Under ASC 340-10, costs incurred are capitalized until the offering whereupon the offering costs are charged to members’ equity or expensed depending on whether the offering is successful or not successful, respectively. In 2021, the Company conducted and closed a successful campaign to raise equity. It incurred $242,411 of costs (i) for funds received in 2022 from the 2021 campaign and (ii) in connection with its efforts to commence a new equity-raising campaign in 2022.

F-8

Fair Value Measurements

Generally accepted accounting principles define fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):

●	Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.
●	Level 2 – Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means.
●	Level 3 – Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

Income Taxes

Income taxes are provided for the tax effects of transactions reporting in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of receivables, inventory, property and equipment, intangible assets, and accrued expenses for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Any deferred tax items of the Company have been fully valued based on the determination of the Company that the utilization of any deferred tax assets is uncertain.

The Company complies with FASB ASC 740 for accounting for uncertainty in income taxes recognized in a company’s financial statements, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. FASB ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Based on the Company’s evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company’s financial statements. The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position.

Revenue Recognition

Sales Income - During 2019, the company adapted the provision of ASU 214-09 Revenue from Contracts with Customers (“ASC 606”).

ASC 606 provides a five-step model for recognizing revenue from contracts:

●	Identify the contract with the customer
●	Identify the performance obligations within the contract
●	Determine the transaction price
●	Allocate the transaction price to the performance obligations
●	Recognize revenue when (or as) the performance obligations are satisfied

The Company’s primary source of revenue is the digital distribution of the video games hosted on the platform. The Company has only just begun to recognize revenue.

F-9

Separately, the Company earns some revenue by provide resources to the CSPR blockchain network. The Company is awarded CSPR tokens for rendering these services. The Company records this revenue at the time and market value the tokens are awarded to the Company. Any fluctuation in the value of the CSPR tokens after receipt is noted in comprehensive income as unrealized gain or loss from investments available-for-sale.

Accounts Receivable

Trade receivables due from customers are uncollateralized customer obligations due under normal trade terms requiring payment within 30 days from the invoice date. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer’s remittance advice or, if unspecified, are applied to the earliest unpaid invoices. As of December 31, 2022, the Company had no material balances of accounts receivable.

The Company estimates an allowance for doubtful accounts based upon an evaluation of the current status of receivables, historical experience, and other factors as necessary. It is reasonably possible that the Company’s estimate of the allowance for doubtful accounts will change.

Cryptocurrency and Stock Assets

The Company has cryptocurrency investments and marketable and non-marketable stock investments.

In 2022 and 2021, the Company acquired CSPR and BTC. As of December 31, 2022, the Company’s marked-to-market values for the CSPR and BTC were $323,024 and $2,563, respectively, representing declines from December 31, 2021 marked-to-market values of $538,753 for CSPR and $4,915 for BTC.

In 2018, the Company received $3,000,000 of stock in THC Therapeutics Inc. (OTC: THCT) in connection with the Company’s issuance of Simple Agreements for Future Tokens (all of which have since converted to common stock). THCT is traded on OTC Pink. On December 31, 2022, the THCT was valued at $31,978, a decline from its December 31, 2021, value of $43,360. The THCT investment is no longer on the balance sheet due to its fair value under the GAAP framework in early 2021 when the total stock holdings was valued at less than $1,500.

In 2019, the Company invested $100,000 in Fig Publishing, Inc. (“Fig”), a private company involved in the video game industry. The Company accounts for this investment using the equity method and does not consolidate the operations and financial statements of Fig with the Company’s. The Company’s balance sheet shows the investment in Fig at cost because the Company is unable to obtain a current valuation.

Advertising

The Company expenses advertising costs as they are incurred. In the case of a single vendor, the production cost was recorded as a prepaid expense over a six-month period with one month of expense remaining of $3,749 as of December 31, 2022.

Recent Accounting Pronouncements

In June 2019, FASB amended ASU No. 2019-07, Compensation – Stock Compensation, to expand the scope of Topic 718, Compensation – Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

F-10

In August 2019, amendments to existing accounting guidance were issued through Accounting Standards Update 2019-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

NOTE 3 – INCOME TAX PROVISION

The Company is treated as a C corporation for US federal tax purposes. The Company has filed its corporate income tax return for the period ended December 31, 2021 and 2020. The income tax returns will remain subject to examination by the Internal Revenue Service under the statute of limitations for a period of three years from the date they are filed. The Company incurred a loss during the period from Inception through December 31, 2022 and the deferred tax asset from such losses have been fully valued based on the uncertainty of their future use and value. The Company has or will soon file its 2022 tax returns.

NOTE 4 – RELATED PARTY TRANSACTIONS

The Company compensates its founder and management team for services rendered to the Company. In the year ended 2022, the Company paid cash compensation to Lee Jacobson and Mark Caldwell, who collectively own a combined 12.38 percent of the outstanding shares of the Company.

Because these transactions are among related parties, it cannot be guaranteed that this level of compensation or sales prices are commensurate with market rates for the goods and services rendered.

NOTE 5 – DEBT

The Company has retired all of its obligations during periods predating the years considered in these financial statements.

NOTE 6 – COMMITMENTS AND CONTINGENCIES

Commitments

The Company leases corporate office space under a monthly sublease arrangement. The monthly commitment of the Company under the sublease arrangement is $13,745 per month.

F-11

Contingencies

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company.

NOTE 7 – EQUITY

The Company has a single class of stock (common stock), of which 250,000,000 shares are authorized for issuance under the Company’s certificate of incorporation. In addition to the shares issued to founders and other management and SAFT holders in the conversion described in Note 2, the Company in 2021 issued approximately 48,150,990 “units” at a price of $0.606 per unit (each unit consisting of (i) two shares of its common stock and (ii) a warrant to purchase one share of its common stock for $1.00) in a securities offering intended to be exempt from registration under Regulation A. The Company has 193,556,982 shares issued and outstanding.

NOTE 8 – GOING CONCERN

These financial statements are prepared on a going concern basis. The Company began operation in 2018 and has incurred losses since inception; however, the Company has raised sufficient funds to remain a going concern for at least the next 12 months.

NOTE 9 – SUBSEQUENT EVENTS

Management’s Evaluation

Management has evaluated subsequent events through February 21, 2023, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.

F-12

ITEM 8. Exhibits

Index to Exhibits/Description of Exhibits

Exhibit Number	Description

2.1	Certificate of Incorporation*
2.2	Certificate of Amendment (filed August 26, 2019) to Certificate of Incorporation**
2.3	Certificate of Amendment (filed June 22, 2022) to Certificate of Incorporation**
2.4	Bylaws**
4.1	Form of Subscription Agreement for Shares in the 2023 Offering**
4.2	Form of Subscription Agreement for Units in the 2021 Offering*
6.1	Software License Agreement with Dead Mage, Inc.*
6.2	Digital Dragon Games Inc. Development Agreement*
6.3	Consulting Agreement (Philippe Erwin)*
6.4	Development Agreement with Moonify S.A.R.L.*
6.5	Patent Assignment (Mark Phillip Caldwell)*
6.6	Armor Games Share Purchase Agreement*
6.7	Advisor Agreement with Brian Robertson*
6.8	Platform Services Agreement with Republic Core LLC**
6.9	2022 Equity Incentive Plan**
6.10	Services Agreement with StartEngine CrowdFunding, Inc.**
6.11	Technology Standard License Agreement with DACS Laboratories GmbH**
6.12	Agreement with Advanced Micro Devices, Inc.**
6.13	Agreement with LedgerZ Holdings with respect to Chinese developer community**
6.14	Real property lease with San Diego UTC Holdings LLC**
6.15	Real property sublease with Biora Therapeutics**
6.16	Loan Agreement with StartEngine Primary LLC**
6.17	Professional Services Agreement with William Mikula***
6.18	Memorandum of Understanding with CasperLabs Holdings AG****
6.19	Master Services Agreement with Carlton One Engagement Corporation*****
8.1	Escrow Agreement with The Bryn Mawr Trust Company of Delaware**
11.1	Consent of IndigoSpire CPA Group, LLC

* Previously filed as an exhibit to the Robot Cache US Inc. Regulation A Offering Statement on Form 1-A dated March 31, 2021 (Commission File No. 024-11431) and incorporated herein by reference. Available at https://www.sec.gov/Archives/edgar/data/1832460/000149315221007366/0001493152-21-007366-index.htm.

** Previously filed as an exhibit to the Robot Cache US Inc. Regulation A Offering Statement on Form 1-A dated September 29, 2022 (Commission File No. 024-11954) and incorporated herein by reference. Available at https://www.sec.gov/Archives/edgar/data/1832460/000149315222027180/0001493152-22-027180-index.htm.

*** Previously filed as an exhibit to Robot Cache US Inc. Post-Qualification Amendment No. 1 dated December 6, 2022 (Commission File No. 024-11954 and incorporated herein by reference. Available at https://www.sec.gov/Archives/edgar/data/1832460/000149315222034620/0001493152-22-034620-index.htm.

**** Previously filed as an exhibit to Robot Cache US Inc. Form 1-K dated May 2, 2022 (Commission File No. 24R-00481) and incorporated herein by reference. Available at https://www.sec.gov/Archives/edgar/data/1832460/000149315222011840/0001493152-22-011840-index.htm.

***** Previously filed as an exhibit to Robot Cache US Inc. Post-Qualification Amendment No. 4 dated April 17, 2023 (Commission File No. 024-11431 and incorporated herein by reference. Available at https://www.sec.gov/Archives/edgar/data/1832460/000149315223012591/0001493152-23-012591-index.htm.

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report on Form 1-K to be signed on its behalf by the undersigned, thereunto duly authorized, as of April 28, 2023.

ROBOT CACHE US INC.

By:	/s/ Lee Jacobson
Name:	Lee Jacobson
Title:	CEO (Principal Executive Officer)

Pursuant to the requirements of Regulation A, this report on Form 1-K has been signed below as of April 28, 2023 by the following persons on behalf of the issuer and in the capacities indicated.

/s/ Lee Jacobson
Name:	Lee Jacobson
Title:	CEO and Director (Principal Executive Officer, Principal Financial Officer, and Principal Accounting Officer)

/s/ Keven Baxter
Name:	Keven Baxter
Title:	Director

/s/ Frank Brian Fargo
Name:	Frank Brian Fargo
Title:	Director

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